FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Start of a Japanese Clinical Study of TAK-919, Moderna’s COVID-19 Vaccine Candidate

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 21, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

Statement

Start of a Japanese Clinical Study of TAK-919, Moderna’s COVID-19 Vaccine Candidate

- Administration of Moderna’s vaccine candidate to the first subject in a Japanese clinical study

Osaka, JAPAN, January 21, 2021 - Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) has initiated a clinical phase 1/2 study in Japan of TAK-919, Moderna’s COVID-19 vaccine candidate. TAK-919 is the Japanese development code for Moderna’s mRNA-1273 vaccine candidate. This study is a placebo-controlled study to evaluate the safety and immunogenicity of the mRNA-1273 vaccine in 200 adult subjects. The first subject in the clinical study received the vaccine today.

More detailed information about this study is available at ClinicalTrials.gov (only available in English) and the Takeda website (only available in Japanese).

As announced on October 29, 2020, Takeda will import and distribute 50 million doses of Moderna’s COVID-19 vaccine candidate, mRNA-1273 (TAK-919), starting in the first half of 2021, pending licensure in Japan.